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   VocalTec Announces the filing of its Annual Report on Form 20F for the year ended December 31, 2004


         The annual report includes auditors' going-concern qualification


HERZLIA, Israel, July 5, 2005 - VocalTec Communications Ltd. (NASDAQ:VOCL), a telecom equipment provider offering Next Generation VoIP solutions for carriers and service providers ("VocalTec" or the "Company"), today announced that on June 30, 2005 it filed its annual report for the year ended December 31, 2004 on Form 20-F, which contains a qualified opinion from its auditors as to the Company's ability to continue as a going concern. This qualified opinion relates to the fact that as a result of recurring net losses and negative cash flows from operations, the Company anticipates that additional funding from external sources will need to be raised in order to sustain operations.

VocalTec management indicated that VocalTec is working relentlessly, with its financial advisors and potential investors, to obtain the necessary funds for the company. Although as of the date of the annual report the Company had been unable to finalize any agreement to raise the additional capital needed to sustain its operations, it continues to be engaged in discussions with respect to raising such capital.


About VocalTec
VocalTec Communications Ltd. (VocalTec) is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the

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VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

Learn more about our products and solutions at www.vocaltec.com.
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NOTE: VocalTec and Essentra are registered trademarks of VocalTec Communications
Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to conditions, plans, projections or the future performance of VocalTec Communications or any of its products, subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, VocalTec's ability to raise funds, to successfully conclude negotiations with potential investors or to secure additional funding to its present and future operations, product and market acceptance risks, the pace of migration from legacy networks to next generation networks solutions, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Contacts:

VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-52-2781748
carmen@vocaltec.com